Exhibit 3.1

Amendment to Amended and Restated By-laws of

Crystal Rock Holdings, Inc.

RESOLVED:	That the Amended and Restated By-laws of the Corporation are hereby further amended, pursuant to Section 10.1 thereof, to add the following new Section 11 at the end thereof, as follows:

SECTION 11. FORUM SELECTION

11.1 Forum Selection. Unless the corporation consents in writing to the selection of an alternative forum, the Court of Chancery (the “Court of Chancery”) of the State of Delaware (or, in the event that the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (1) any derivative action or proceeding brought on behalf of the corporation, (2) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the corporation to the corporation or the corporation’s stockholders, (3) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, or the certificate of incorporation or these by-laws, (4) any action to interpret, apply, enforce or determine the validity of the certificate of incorporation or these by-laws or (5) any action asserting a claim governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of the corporation shall be deemed to have notice of, and consented to, the provisions of this Section 11.